SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 05, 2007

Date, Time and Place: Held on November 05, 2007, at 3:00 p.m., at Rua Gomes de Carvalho, n° 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Paulo (“Company”). Attendance: all the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as Chairman of the meeting; Henrique Constantino – to be the Secretary. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on: (i) approval of the Financial Statements for the 3rd quarter of 2007 and (ii) ratification of certain Agreements executed with Export-Import Bank of United States (“Ex-Im Bank”). Resolutions taken: After necessary clarifications, the following were approved by unanimous vote: (i) the financial statements for the third quarter of 2007 were presented and unanimously approved by the Board of Directors. Accordingly, a copy of the referred financial statements, duly approved and initialed by the Presiding Board, will be filed with the head-office of the Company and will be disclosed within the term provided by law; (ii) ratification of the terms and conditions of two Agreements executed with Ex-Im Bank, dated as of July 6 and September 6, 2007, which originals are filed with the Company’s head offices. All acts and/or measures already taken by the officers in connection to the current deliberation are hereby ratified. Suspension of the Suspension of the Meeting and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, November 5, 2007.

_________________________________________	_________________________________________
Constantino de Oliveira Júnior	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.